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08026291

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Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 26 2008
Washington, DC 110

SEC FILE NUMBER
8-35381

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BOSC, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Williams Center, Plaza East
(No. and Street)

Tulsa, (City) OK (State) 74172 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Karen Kreger 405-272-2229
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name – *if individual, state last, first, middle name*)

One Williams Center, Suite 1700 OK 74172
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 03 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Karen Kreger, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BOSC, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Karen Kreger
Signature

Financial Operations Principal
Title

Lisa R. Gates
Notary Public

Notary Public
State of Oklahoma
LISA R. GATES
MCCLAIN COUNTY
COMMISSION #02008209
Comm. Exp. 06-10-2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Supplemental Information

BOSC, Inc.
Year Ended December 31, 2007
with Report and Supplementary Report of Independent Registered Public Accounting Firm

0801-0901104

BOSC, Inc.

Financial Statements
and Supplemental Information

Year Ended December 31, 2007

Contents

ERNST & YOUNG

Ernst & Young LLP
1700 One Williams Center (74172)
P.O. Box 1529
Tulsa, Oklahoma 74101

Phone: (918) 560-3600
Fax: (918) 560-3691
www.ey.com

Report of Independent Registered Public Accounting Firm

Board of Directors
BOSC, Inc.

We have audited the accompanying statement of financial condition of BOSC, Inc. (the Company) as of December 31, 2007, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BOSC, Inc. at December 31, 2007, and the results of their operations and their cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

As discussed in Note 7 to the financial statements, BOSC, Inc. changed its framework for fair value measurements as of January 1, 2007, in accordance with Financial Accounting Standards Board Statement No. 157, *Fair Value Measurement*. Also discussed in Note 9 to the financial statements, BOSC, Inc. changed its method of accounting for uncertainty in income taxes recognized as of January 1, 2007, in accordance with Financial Accounting Standards Board Interpretation No. 48, *Accounting for Uncertainty in Income Taxes- An Interpretation of FASB Statement No. 109.*

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

Tulsa, Oklahoma
February 22, 2008

0801-0901104

A member firm of Ernst & Young Global Limited

BOSC, Inc.

Statement of Financial Condition

December 31, 2007

Assets		
Cash and cash equivalents	$	3,418,090
Cash and cash equivalents, customer reserve accounts		450,498
Receivable from broker/dealers and clearing organizations		15,656,726
Commissions receivable from broker/dealer		1,765,304
Interest receivable		50,315
Prepaid expenses		135,344
Notes receivable from employees, current portion		431,664
Securities owned, at fair value		10,295,774
Derivative contracts		70,000
Furniture, fixtures, software, and equipment, at cost, less accumulated depreciation		263,074
Notes receivable from employees		671,253
Deferred tax asset		538,087
Security deposits		100,000
Margin deposits		2,000,000
Total assets	$	35,846,129
Liabilities and stockholder's equity		
Accrued operating expenses	$	3,070,409
Payable to affiliate		2,623,819
Notes payable to affiliate		8,928,973
Payable to broker/dealers and clearing organizations		4,304,826
Income taxes payable to affiliate		455,525
Derivative contracts		67,813
Total Liabilities		19,451,365
Stockholder's equity:		
Common stock, $10 par value – authorized and issued 2,500 shares		25,000
Additional paid-in capital		17,260,568
Retained deficit		(890,804)
Total stockholder's equity		16,394,764
Total liabilities and stockholder's equity	$	35,846,129

See accompanying notes.

0801-0901104

BOSC, Inc.

Statement of Income

Year Ended December 31, 2007

Revenue:	
Trading gains and losses, net	$ 12,194,700
Brokerage fees and commissions	17,643,306
Investment banking fees and commissions	5,027,220
Interest income	766,789
Other revenue	184,941
Total operating revenue	35,816,956
Expenses:	
Interest	584,302
Personnel expense	23,043,197
Business promotion	1,084,820
Clearance fees	1,227,101
Data processing	721,576
Professional fees	643,402
Administrative expense	454,036
Occupancy costs	204,142
Communication cost	25,292
Equipment rental	1,099,107
Depreciation and amortization	124,552
Recruiting expenses	9,823
Miscellaneous, insurance and license expense	143,182
Affiliate allocated expenses	5,184,214
Total operating expenses	34,548,746
Net income before income tax provision	1,268,210
Income tax provision	343,124
Net income	$ 925,086

See accompanying notes.

BOSC, Inc.

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2007

	Common Stock		Additional Paid-In	Retained	
	Shares	Par Value	Capital	Deficit	Total
Balance at January 1, 2007	2,500	$ 25,000	$ 12,071,676	$ (1,815,890)	$ 10,280,786
Net income	–	–	–	925,086	925,086
Capital contribution by parent company	–	–	5,000,000	–	5,000,000
Capital provided by stock based compensation	–	–	88,098	–	88,098
Tax benefit on exercise of stock options	–	–	100,794	–	100,794
Balance at December 31, 2007	2,500	$ 25,000	$ 17,260,568	$ (890,804)	$ 16,394,764

See accompanying notes.

BOSC, Inc.

Statement of Cash Flows

Year Ended December 31, 2007

Operating activities	
Net income	$ 925,086
Adjustments to reconcile net income to net cash used by operating activities:	
Depreciation and amortization	124,552
Tax benefit on exercise of stock options	(100,794)
Stock-based compensation	88,098
Deferred tax asset	217,152
(Increase) decrease in operating assets:	
Cash and cash equivalents, customer reserve accounts	(9,852)
Receivable from broker/dealers and clearing organizations	(9,062,209)
Commissions receivable from broker/dealer	(30,269)
Interest receivable	22,002
Prepaid expenses	10,585
Income taxes receivable from affiliate	640,102
Securities owned, at fair value	3,614,615
Notes receivable from employees	283,888
Derivative contracts	(70,000)
Margin deposits	(137,970)
Increase (decrease) in operating liabilities:	
Accrued operating expenses	759,349
Payable to affiliate	392,969
Notes payable to affiliate	7,301,451
Payable to broker/dealers and clearing organizations	(7,369,017)
Securities sold, not yet purchased	(839,759)
Income taxes payable to affiliate	455,525
Derivative contracts	67,813
Net cash used by operating activities	(2,716,683)
Investing activities	
Purchases of furniture, fixtures, and equipment	(8,960)
Disposal of furniture, fixtures, and equipment, net	9,850
Net cash provided by investing activities	890
Financing activities	
Capital contribution by parent company	5,000,000
Tax benefit on exercise of options	100,794
Net cash provided by financing activities	5,100,794
Net increase in cash and cash equivalents	2,385,001
Cash and cash equivalents at beginning of year	1,033,089
Cash and cash equivalents at end of year	$ 3,418,090
Supplemental disclosure of cash flow information	
Cash paid for interest	$ 584,302
Cash received for taxes	$ 959,372

See accompanying notes.

0801-0901104

1. Organization and Description of Business

BOSC, Inc. (BOSC or the Company) is a wholly owned subsidiary of BOK Financial Corporation (BOKF). BOSC is a registered investment adviser with the Securities and Exchange Commission (SEC) under the Investment Advisers Act of 1940. BOSC is registered as a broker/dealer with the SEC under the Securities Exchange Act of 1934 (the Act) and is a member of the Financial Industry Regulatory Authority (FINRA). BOSC is a general securities, fully disclosed clearing broker/dealer. BOSC is also registered as a broker/dealer in and is regulated by all fifty states and exercises authority under Section 4(k) of the Bank Holding Company Act.

BOSC is a full-service securities firm which engages in investment banking, trading & underwriting, and retail & institutional securities sales. BOSC offers mutual funds, unit investment trust, variable annuities, fixed income, equity securities and financial advisory services. Financial consultants use a network of branch offices located primarily within BOKF affiliated banks in Oklahoma, Texas, Arkansas, New Mexico, Kansas, and Colorado. As a bank affiliated broker/dealer, BOSC is required to disclose to clients and potential clients its relationship with BOKF and that investments (1) are not insured by the Federal Deposit Insurance Corporation (FDIC), (2) are not deposits or other obligations of and are not guaranteed by any bank or bank affiliate and (3) are subject to risks, including possible loss of principal invested.

BOSC does not maintain custody of customer funds and securities. While BOSC is a clearing broker/dealer, it currently uses two clearing broker/dealer firms—Pershing, LLC (Pershing), a wholly owned subsidiary of Bank of New York Mellon; and Bank of Oklahoma, N.A. (BOK), a wholly owned subsidiary of BOKF—for custody of customer funds and securities. BOSC's retail securities transactions are executed and customer accounts are carried on a fully disclosed basis with Pershing. Fixed income trades for institutional customers are cleared through BOK on a fully disclosed clearing basis.

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing the financial statements are reasonable and prudent. Actual results could differ from those estimates.

2. Significant Accounting Policies (continued)

Cash and Cash Equivalents

BOSC considers all short-term, highly liquid investments with an original maturity when acquired of 90 days or less to be cash equivalents. Cash and cash equivalents as of December 31, 2007 were $3,418,090 of which $628,664 was cash on deposit with BOK and $2,787,322 was invested in an American Performance money market mutual fund (a related party; see Note 6). Cash and cash equivalents exclude customer reserve accounts. See Note 7, Financial Instruments, for further discussion on financial instrument valuation.

Cash and Cash Equivalents, Customer Reserve Accounts

As required by Rule 15c3-3 of the Act, BOSC segregates assets into special customer reserve accounts. As of December 31, 2007, these assets totaling $450,498 consisted of $252,515 in cash on deposit with BOK and $197,983 invested in a U.S. Treasury bill. See Note 7, Financial Instruments, for further discussion on financial instrument valuation.

Depreciation and Amortization

Depreciation and amortization is computed on a straight-line basis over the estimated useful lives of the assets. The majority of the assets are software and furniture, the estimated useful lives of which range from three to ten years.

Receivable from or Payable to Broker/Dealers and Clearing Organizations

Securities transactions are recorded on the trade date, as if they had settled. Trading gains and losses arising from securities transactions entered into for the account and risk of BOSC are recorded on the trade date basis. Receivable from broker/dealers and clearing organizations includes underwriting good faith deposits and sold securities not delivered on settlement date. Payable to broker/dealers and clearing organizations includes purchased securities not received on settlement date.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

2. Significant Accounting Policies (continued)

Commissions Receivable from Broker/Dealer

BOSC has receivables related to commissions earned from the sales of investment and insurance products. BOSC may reserve for uncollectible accounts based on an aging analysis and estimated collectibility of those receivables. Amounts not collected after 90 days are generally written off.

Notes Payable to Affiliate

BOSC has two revolving lines of credit with BOK of $30 million and $50 million. As of December 31, 2007, $8,928,973 was drawn on the $30 million line of credit. There was no amount drawn on the $50 million line of credit. Any outstanding amounts under the $30 million line must be fully collateralized by qualifying securities. Any outstanding amounts under the $50 million line must be fully collateralized by U.S. Treasuries. For both lines, interest is based on the 30-day LIBOR rate plus .95% and is paid monthly. Both lines expire on November 30, 2008. It is anticipated both lines will be renewed with substantially the same terms.

There were no subordinated borrowings during 2007.

Other Borrowings

BOSC has the ability to borrow funds from the Bank of New York Mellon using a day loan bearing an interest rate of 1% to facilitate funding of investment banking activities. The amount able to be borrowed is undefined and is determined by the investment banking activity being underwritten. Any outstanding amounts under this day loan are collateralized by the securities being underwritten and held by BOSC. No amount was outstanding at December 31, 2007.

Securities Owned

The fair values of securities owned are based on quoted market prices or dealer quotes, when available. See Note 7, Financial Instruments, for further discussion on financial instrument valuation.

2. Significant Accounting Policies (continued)

Derivative Contracts

BOSC acted as principal on the purchase and sale of certain forward contracts. The contracts are reflected at their fair value, and the unrealized gain is reflected in earnings. See Note 7, Financial Instruments, for further discussion on financial instrument valuation.

Revenue Recognition

BOSC receives a percentage of commissions that the clearing broker/dealer charges the customers, as described in the clearing contract. The agreement requires BOSC to indemnify Pershing for uncollected amounts relating to customers introduced by BOSC. See Note 8, Commitments and Contingencies, for more information about the indemnification.

Fees and commissions earned for security trades are recorded on a trade-date basis.

Commissions on sales of annuities and insurance products are recorded when the contracts are accepted by the insurance companies.

Investment banking fees and commissions include gains, losses and underwriting fees, net of syndicate expenses, arising from securities in which BOSC acts as underwriter. Investment banking revenues also include fees earned from providing financial restructuring advisory services and structured financing services. Revenue is recognized at the time the underwriting or service is complete and the income is reasonably determinable.

Income Taxes

BOSC is included in the consolidated income tax return filed by the parent, BOKF. Pursuant to a tax sharing agreement between BOSC and BOKF, income taxes are allocated to BOSC on a separate return basis. The amount of current income tax expense or benefit is either remitted to or received from BOKF.

2. Significant Accounting Policies (continued)

Notes Receivable from Employees

BOSC grants loans to certain employees as part of their compensation package. The loans are for periods up to six years and, unless forgiven, require annual payments of principal and interest. Interest is based on the prime rate. The annual principal and interest due may be forgiven if the employee meets certain performance criteria. The outstanding loan balances are reduced and compensation expense is recognized as employees meet performance criteria and principal and interest are forgiven.

3. Net Capital Requirements

BOSC is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, as therein defined, and requires that the ratio of aggregate indebtedness, defined as total money liabilities of a broker/dealer arising in connection with any transaction subject to certain exclusions, to net capital, shall not exceed fifteen to one.

At December 31, 2007, BOSC's net capital position was as follows:

Net capital	$13,260,555
Net capital required	1,041,943
Excess capital	$12,218,612
Net capital ratio	118%

BOSC does not maintain custody of customer funds and securities. While it is a fully clearing broker/dealer, it uses two clearing firms for custody of customer funds and securities.

4. Security Deposits

Security deposits consist of cash on deposit with Pershing for the purpose of maintaining a fully disclosed clearing arrangement.

5. Margin Deposits

Margin deposits consist of cash on deposit against margin with Pershing in the firm preferred stock trading account. BOSC buys and holds preferred stock in a Pershing firm account for the purpose of selling to BOSC customers. The preferred stock is held on margin and as such requires a 50% deposit against the margin balance. Any unused margin balance at Pershing earns credit interest based on Pershing's money market rate, which was 1.55% at December 31, 2007.

6. Related Party Transactions

In compliance with applicable regulations, BOSC may provide broker/dealer services for certain executive officers, directors and affiliates of BOKF (collectively referred to as "related parties"). Transactions with related parties are conducted in the ordinary course of business under substantially the same terms as comparable third-party broker/dealer arrangements.

Payable to affiliate primarily consists of amounts due BOK for reimbursement of BOSC operating expenses paid to third parties by BOK. BOSC's financial obligations are guaranteed by a pledge of cash collateral by BOKF.

In 2007, BOSC incurred $5,184,214 of general and administrative expenses allocated to BOSC by, and reimbursable to, BOK. Of this, management fees were $2,548,175, occupancy costs were $1,034,760, communication costs were $350,076 and other expenses were $1,251,203.

In August 2007, BOSC began serving as the Distributor of Funds for American Performance Funds. AXIA Investment Management serves as the Investment Advisor for American Performance Funds and is a subsidiary of BOK. BOSC earned $8,814 in fees for these services.

7. Financial Instruments

Fair value measurements as of December 31, 2007 are as follows:

	Total	Quoted Prices in Active Market for Identical Instruments	Significant Other Observable Inputs
Assets			
American Performance money market mutual fund (1)	$ 2,787,322	$ 2,787,322	
U.S. Treasury bill (2)	197,983	197,983	
Securities owned:			
Obligations of the U.S. Government or Agencies	117,734		$ 117,734
State and municipal obligations	9,942,347		9,942,347
Other corporate obligations	235,693	235,693	
Securities owned, total	$ 10,295,774		
Derivative contracts	$ 70,000		70,000
Liabilities			
Derivative contracts	$ 67,813		67,813

(1) Included in Cash and cash equivalents, as disclosed in Note 2.
(2) Included as Cash and cash equivalents, customer reserve accounts, as disclosed in Note 2.

BOSC Inc. adopted the provisions of FASB Statement No. 157, *Fair Value Measurement*, as of January 1, 2007. The fair value of assets and liabilities based on significant other observable inputs are generally provided to us by third-party pricing services and are based on one or more of the following:

- Quoted prices for similar, but not identical, assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;

7. Financial Instruments (continued)

- Inputs other than quoted prices that are observable, such as interest rate and yield curves, volatilities, prepayment speeds, loss severities, credit risks and default rates;
- Other inputs derived from or corroborated by observable market inputs.

BOSC is engaged in various trading and brokerage activities in which counterparties primarily include broker/dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, BOSC may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is BOSC's policy to review, as necessary, the credit standing of each counterparty.

8. Commitments and Contingencies

BOSC is an introducing broker to Pershing for retail equity investment transactions. As such, it has indemnified Pershing against potential losses due to a customer's failure to settle a transaction or to repay a margin loan. Equity transactions are settled within three business days of trade date. Margin loans are due on demand. All unsettled transactions are collateralized by the security being purchased. Margin loans are secured as required by the Board of Governors of the Federal Reserve Regulation T, Credit by Brokers and Dealers. The Company applies the provisions of the Financial Accounting Standards Board's Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* (FIN 45), which provides accounting and disclosure requirements for certain guarantees. At December 31, 2007, the total amount of customer balances subject to indemnification was approximately $537,262. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions. The fair value of the guarantee is not significant and no amount was recorded on BOSC's statement of financial condition to reflect this contingent liability based on an assessment of probable loss.

In the ordinary course of business, BOSC is subject to legal actions and complaints. Management has appropriately reserved, based upon the opinion of counsel, for any liability or loss, resulting from the final outcome of any such actions and complaints.

9. Income Taxes

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of deferred income taxes principally relate to depreciation and amortization, stock based compensation, accrued liabilities and pre-paid expenses. The reconciliation of the income tax provision computed at the U.S. federal statutory tax rate to the effective income tax expense (benefit), for the year ended December 31, 2007 was as follows:

	Amount	Percent
Tax benefit at U.S. statutory rate	$ 443,874	35%
State income tax, net of federal tax benefit	33,049	3%
Tax exempt revenue	(168,994)	(13)%
Meals and entertainment	44,225	3%
Other	(9,030)	(1)%
Total income tax expense	$ 343,124	27%

Significant components of the income tax provision for the year ended December 31, 2007 were as follows:

Current:	
Federal	$ 172,816
State	65,790
Total current	238,606
Deferred:	
Federal	94,039
State	10,479
Total deferred	104,518
Total income tax expense	$ 343,124

BOSC Inc. adopted the provisions of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109* (FIN 48), as of January 1, 2007. There was no recognition of cumulative unrecognized tax benefits to retained earnings as a result of FIN 48 adoption.

9. Income Taxes (continued)

As of the date of adoption and at December 31, 2007 there were no unrecognized tax benefits recorded.

Federal statute remains open for federal tax returns filed in the previous three reporting periods. Various state income tax statutes remain open for the previous three to six reporting periods.

10. Employee Benefits

BOSC employees who satisfy certain age and service requirements participate in BOKF's defined-benefit cash balance pension plan. Effective April 1, 2006, accruals for service under the pension plan were curtailed. Interest continues to accrue on employees' account balances at 5.25%. Plan assets consist primarily of shares in the American Performance Balanced Fund. The typical portfolio mix of this fund is approximately 60% equities and 40% bonds. There were no employer contributions to the plan during 2007. At December 31, 2007, the fair value of plan assets exceeded the projected benefit obligation by approximately $11.9 million. Plan assets are not segregated or restricted to provide benefits solely to BOSC employees. Projected benefit obligation of the plan, which equals accumulated benefit obligation, is not separately determined for BOSC employees.

BOSC employees who satisfy certain service requirements may participate in BOKF's defined-contribution thrift plans. Employee contributions are matched by the Company up to 6% of base pay. Additionally, a maximum employer-provided non-elective contribution of $750 is made for employees whose annual base compensation is less than $40,000. The employer's matching contribution is based on years of service and vests over five years. Participants may direct their investments to a variety of options, including a BOK Financial common stock fund.

BOSC incurred total expenses of $2,091,638 from these plans in 2007.

BOSC's employees may also be awarded stock-based compensation through BOKF's employee stock option plan. Grant date fair value of stock options is based on the Black-Scholes option pricing model. Compensation cost is recognized as expense over the applicable service period. BOKF recognized stock-based compensation expense of $6,338,002, including $88,098 that was allocated to BOSC.

Supplemental Information

BOSC, Inc.

Computation of Net Capital Pursuant to Rule 15c3-1

Year Ended December 31, 2007

Net capital		
Stockholder's equity	$	16,393,950[1]
Deduct ownership equity not allowable for net capital		–
Total ownership equity qualified for net capital		16,393,950
Nonallowable assets:		
Prepaid expenses		135,344
Notes receivable		1,102,917
Unsecured commissions receivable – broker/dealer		395,795
Fixed assets		263,074
Deferred tax asset		538,087
Total non-allowable assets		2,435,217
Net capital before haircuts		13,958,733
Haircuts on securities		698,178
Net capital	$	13,260,555
Computation of basic net capital requirement		
Minimum net capital required (1/15 of aggregate indebtedness)	$	1,041,943
Minimum dollar net capital requirement	$	250,000
Net capital requirement	$	1,041,943
Excess net capital	$	12,218,612
Computation of aggregate indebtedness		
Total aggregate indebtedness	$	15,629,143
Deduct adjustment based on deposits in Special Reserve Bank Accounts (15c3-1(c)(1)(vii))		–
Total aggregate indebtedness	$	15,629,143
Percentage of aggregate indebtedness to net capital		118%

[1] Amount differs from that reported on the Statement of Financial Condition and Statement of Changes in Stockholder's Equity by $814 due to a difference between regulatory reporting for the Financial and Operational Combined Uniform Single (FOCUS) Report and reporting under generally accepted accounting principles, specifically related to the derivative contracts.

BOSC, Inc.

Computation of Net Capital Pursuant to Rule 15c3-1 (continued)

Year Ended December 31, 2007

Reconciliation with Company's computation	
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 13,226,544
Post-closing adjustments	34,011
Net capital per above	$ 13,260,555
Total aggregate indebtedness liabilities, as reported in Company's Part II (unaudited) FOCUS report	$ 15,663,154
Post-closing adjustments	(34,011)
Total aggregate indebtedness per above	$ 15,629,143

BOSC, Inc.

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

Year Ended December 31, 2007

Credit balances:		
Free credit balances and other credit balances in customers' security accounts	$	–
Monies borrowed collateralized by securities carried for the accounts of customers		–
Monies payable against customers' securities loaned		–
Customers' securities failed to receive		551,791
Credit balances in firm accounts that are attributable to principal sales to customers		–
Market value of short security count differences over thirty calendar days old		–
Market value of short securities and credits in all suspense accounts over 7 business days		–
Other		–
Total credits	$	551,791
Debit balances:		
Debit balances in customers' accounts	$	409,158
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		–
Failed to deliver of customers' securities not older than 30 calendar days		139,307
Total debits		548,465
Excess of total credits over total debits	$	3,326

BOSC, Inc.

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission (continued)

Year Ended December 31, 2007

Reserve computation –	
105% of excess of total credits over total debits	$ 3,492
Amount on deposit	$ 450,498

There are no material differences between the Company's computation included in this report and the corresponding schedule included in the Company's unaudited December 31, 2007, Part II FOCUS report.

Note: BOSC does not maintain custody of customer funds and securities. While it is a fully clearing broker/dealer, it currently uses two clearing broker/dealer firms—Pershing and BOK—for custody of customer funds and securities.

BOSC, Inc.

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

Year Ended December 31, 2007

1.	Customers' fully paid and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under rule 15c3-3)	$ –
	A. Number of items	–
2.	Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under rule 15c3-3	$ –
	A. Number of items	–

There are no material differences between the Company's computation included in this report and the corresponding schedule included in the Company's unaudited December 31, 2007, Part II FOCUS report.

Note: BOSC does not maintain custody of customer funds and securities. While it is a fully clearing broker/dealer, it currently uses two clearing broker/dealer firms—Pershing and BOK—for custody of customer funds and securities.

BOSC, Inc.

Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts

Year Ended December 31, 2007

Segregation requirements		
Net ledger balance:		
Cash	$	–
Securities (at market)		–
Net unrealized loss in open futures contracts traded on a contract market		–
Exchange traded options:		
Add market value of open option contracts purchased on a contract market		–
Deduct market value of open option contracts granted (sold) on a contract market		–
Net equity		–
Accounts liquidating to a deficit and accounts with debit balances – gross amount		–
Less amount offset against U.S. Treasury obligations owned by particular customers		–
Amount required to be segregated	$	–
Funds on segregated accounts		
Deposited in segregated funds bank accounts:		
Cash	$	–
Securities representing investments of customer funds (at market)		
Securities held for particular customers or option customers in lieu of cash (at market)		–
Net equities with other FCMS:		
Net liquidating equity		–
Securities representing investments of customer funds (at market)		–
Securities held for particular customers or option customers in lieu of cash (at market)		–
Total amount in segregation		–
Excess funds in segregation	$	–

BOSC, Inc.

Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts (continued)

Year Ended December 31, 2007

There are no material differences between the Company's computation included in this report and the corresponding schedule included in the Company's unaudited December 31, 2007, Part II FOCUS report.

Note: BOSC does not maintain custody of customer funds and securities. While it is a fully clearing broker/dealer, it currently uses two clearing broker/dealer firms—Pershing and BOK—for custody of customer funds and securities.

Supplementary Report

Ernst & Young

Ernst & Young LLP
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P.O. Box 1529
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Phone: (918) 560-3600
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Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

Board of Directors
BOSC, Inc.

In planning and performing our audit of the financial statements of BOSC, Inc. (the "Company"), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's

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authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 22, 2008

END